Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

On November 4, 2009, a special meeting of shareholders of iShares Trust was called to consider, among other proposals, the approval of a new advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc.

The shareholder meetings for the iShares S&P 100, iShares S&P 1500 and iShares Nasdaq Biotechnology Index Funds were subsequently adjourned until November 19, 2009, at which time the shareholders of these Funds approved the new advisory agreement.  The results of the shareholder vote were as follows:

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P 100	25,104,803	203,010	341,841	1,417,343
S&P 1500	2,826,876	64,541	59,532	372,300
Nasdaq Biotechnology	8,332,162	106,372	77,773	1,885,410

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.